Exhibit 99.3

YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. E.D.T. on June 16, 2025. Can - Fite BioPharma Ltd. Instructions to The Bank of New York, as Depositary (Must be received prior to 12:00 p.m. E.D.T. on June 16, 2025) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Can - Fite BioPharma Ltd. (the “Company”), registered in the name of the undersigned on the books of the Depositary as of the close of business on May 27, 2025 at the Annual General Meeting of Shareholders of the Company to be held on June 23, 2025 at 3:00 p.m. (Israel time), at the offices of the Company, located at 26 Ben Gurion Street, Ramat Gan 5257346 Israel, and at any adjournments or postponements thereof, in respect of the resolutions specified on the reverse side. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ON EACH OF THE PROPOSALS AT THE MEETING NOTE: 1. Please direct the Depositary how to vote by placing an X in the box opposite each agenda item. 2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 3. If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the Depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved Can - Fite BioPharma Ltd. Annual General Meeting of Shareholders For Shareholders of record as of May 27, 2025 Monday, June 23, 2025 3:00 PM, Local Time BNY: PO BOX 505006, Louisville, KY 40233 - 5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage - paid envelope provided Your vote matters! Have your ballot ready and please use one of the methods below for easy voting : Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Can - Fite BioPharma Ltd. Annual General Meeting of Shareholders Please make your marks like this: YOUR VOTE PROPOSAL AGAINST ABSTAIN FOR 1. To re - elect Pnina Fishman to our Board of Directors as a Class III director, so that following such re - election, her term shall expire in accordance with her class. 2. To re - elect Guy Regev to our Board of Directors as a Class III director, so that following such re - election, his term shall expire in accordance with his class. 3. To approve the grant of options to Dr. Pnina Fishman, our Chairman of the Board of Directors. PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no personal interest in Proposal 3 at this Annual General Meeting of Shareholders, except for a personal interest of which you have notified the Company about in writing, as required under the Israeli Companies Law, 5759 - 1999. For further information, please see the accompanying proxy statement. 4. To approve the grant of options to Mr. Motti Farbstein, our Chief Executive Officer. PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no personal interest in Proposal 4 at this Annual General Meeting of Shareholders, except for a personal interest of which you have notified the Company about in writing, as required under the Israeli Companies Law, 5759 - 1999. For further information, please see the accompanying proxy statement. 5. To increase our authorized share capital by 10,000,000,000, such that following the increase, the authorized share capital shall be 20,000,000,000 ordinary shares, with no par value, and to amend our articles of association accordingly. 6. To approve the re - appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2025, and until our next annual general meeting of shareholders, and to authorize our audit committee to fix such accounting firm's compensation. Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Date Signature (if held jointly)